EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	(in thousands, except for per share data)
	Three Months Ended March 30,
	2003	2002
Net income	$527	$477
Basic earnings per share weighted average shares	3,916	4,040
Net effect of dilutive stock options	75	97
Diluted earnings per share weighted average shares	3,991	4,137
Basic earnings per share	$.13	$.12
Diluted earnings per share	$.13	$.12

Per share amounts reported here reflect Astronics shares outstanding and common stock equivalents for the periods prior to the distribution factored by the distribution ratio.